UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Verona Pharma plc

(Name of Issuer)

Ordinary Shares, nominal value £0.05 per share

American Depositary Shares, each representing eight Ordinary Shares

(Title of Class of Securities)

925050106**

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares that trade on the NASDAQ Global Market, each representing eight ordinary shares. No CUSIP number has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 925050106

1	Names of Reporting Persons BioDiscovery 4 FPCI
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,652,398 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,652,398 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,652,398 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.3% (2)
12	Type of Reporting Person (See Instructions) CO

(1)

Consists of (a) 1 ordinary share, (b) 720,948 ADRs that each represent 8 ordinary shares (totaling 5,767,584 ordinary shares) and (c) vested warrants to purchase 884,813 ordinary shares (or 110,602 ADRs, at the election of Bio4)

(2)

Based upon 106,211,451 ordinary shares, which consists of (a) 105,326,638 ordinary shares outstanding, which includes all outstanding ADRs on an as converted basis, as reported in the Issuer’s Form 6-K filed with the SEC on September 25, 2018 and, and (b) the warrants to purchase 884,813 ordinary shares held by Bio4.

SCHEDULE 13G

CUSIP No. 925050106

1	Names of Reporting Persons Andera Partners
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,652,398 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,652,398 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,652,398 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.3% (2)
12	Type of Reporting Person (See Instructions) CO

(1)

Consists of (a) 1 ordinary share, (b) 720,948 ADRs that each represent 8 ordinary shares (totaling 5,767,584 ordinary shares) and (c) vested warrants to purchase 884,813 ordinary shares (or 110,602 ADRs, at the election of Bio4)

(2)

Based upon 106,211,451 ordinary shares, which consists of (a) 105,326,638 ordinary shares outstanding, which includes all outstanding ADRs on an as converted basis, as reported in the Issuer’s Form 6-K filed with the SEC on September 25, 2018 and, and (b) the warrants to purchase 884,813 ordinary shares held by Bio4.

Item 1.

(a)	Name of Issuer:

Verona Pharma plc

(b)	Address of Issuer’s Principal Executive Offices:

3 More London Riverside

London SE1 2RE

United Kingdom

Item 2.

(a)	Name of Person Filing:

(i)	BioDiscovery 4, a French Professional Investment Fund (“Bio4”); and
(ii)	Andera Partners, a French partnership limited by shares (“Andera”), the management company of Bio 4.

(b)	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons is:

c/o Andera Partners

374 rue Saint-Honoré

75001 Paris, France

(c)	Citizenship:

See Row 4 for each Reporting Person.

(d)	Title and Class of Securities:

Ordinary Shares

American Depositary Shares

(e)	CUSIP No.:

925050106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Row 9 for each Reporting Person

Bio4 directly owns (a) 1 ordinary share, (b) 720,948 American Depository Shares (“ADRs”) that each represent 8 ordinary shares (totaling 5,767,584 ordinary shares) and (c) vested warrants to purchase 884,813 ordinary shares (or 110,602 ADRs, at the election of Bio4) (collectively, the “Shares”).

Andera is the management company of Bio4 and may be deemed to beneficially own the Shares.

(b)	Percent of Class:

See Row 11 for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable

Item 8.	Identification and classification of members of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : February 11, 2019

BioDiscovery 4 FPCI

By: Andera Partners
Its Management Company

By:	/s/ Raphaël Wisniewski
Name:	Raphaël Wisniewski
Title:	Partner

Andera Partners

By:	/s/ Raphaël Wisniewski
Name:	Raphaël Wisniewski
Title:	Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares and American Depositary Shares of Verona Pharma, PLC and further agree that this Agreement be included as an exhibit to such filing. Each party to the agreement expressly authorized each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

Dated : February 11, 2019

BioDiscovery 4 FPCI

By: Andera Partners
Its Management Company

By:	/s/ Raphaël Wisniewski
Name:	Raphaël Wisniewski
Title:	Partner

Andera Partners

By:	/s/ Raphaël Wisniewski
Name:	Raphaël Wisniewski
Title:	Partner